GLOBEPAN RESOURCES, INC.
                           6518 121st Street, Suite 5
                            Surrey, British Columbia
                                 Canada V3W 1C4
                            Telephone: (604) 762-0755
                            Facsimile: (604) 592-6553

December 8, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20005

Attention:   Charito A. Mittelman

Dear Sirs:

Re:      Globepan Resources, Inc.  - Form SB-2 (File No. 333-128226)

Further to your comment letter dated October 6, 2005 concerning our registration statement on Form SB-2, we respond as follows:

General
-------
1. We note that the registration statement covers the resale of all outstanding securities other than that held by Mr. Russell Field, your sole officer, director, employee and 45% shareholder. Your offering, therefore, appears to be an "at the market" primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering and the selling shareholders will be identified as underwriters. Revise your disclosure throughout the prospectus accordingly.

         Rule 415(a) provides that securities may be registered for an offering to be made on a continuous or delayed basis, provided that the securities which are to be offered or sold by or on behalf of a person or persons other than the registrant. Because no securities are being sold in the offering by or on behalf of the registrant, the selling security holders' offering of shares meets the requirements of Rule 415(a).

Cover Page
----------
1. Since this is a resale registration statement, please clarify that the selling shareholders (rather than the company) may not sell shares until the registration statement is effective.

         We have clarified that the selling shareholders may not sell shares until the registration statement is effective.

2. Please disclose that the resale of shares by the selling shareholders is an initial public offering.

         We have disclosed that the resale of shares by the selling shareholders is an initial public offering.

Summary
-------

3. Please revise to highlight your conclusion that "the likelihood of our mineral claim containing economic mineralization or reserves is extremely remote" and your conclusion that "in all probability, the BSM-2mineral claim does not contain any reserves and funds that we spend on exploration will be lost."

         We have highlighted the noted conclusions in the "Summary" section.

4. Please disclose your web address, if available. See Item 101(c)(3) of Regulation SB.

         We do not have a corporate website.

Risk Factors - beginning on page 7
----------------------------------

5. Please discuss the risks associated with the costs and compliance with environmental laws.

         We have added the following risk factor:

         "IF  WE  BECOME   SUBJECT  TO   BURDENSOME   GOVERNMENT   ENVIRONMENTAL
         REGULATION, OUR BUSINESS WILL BE NEGATIVELY AFFECTED.

         To engage in advanced exploration phases in the Northwest Territories, such as drilling, we will require work permits, the posting of bonds, and the performance of remediation work for any significant physical disturbance to the land. Also, to operate a working mine in the jurisdiction, the Environmental Assessment Act may require an
         environmental   review  process.  The  cost  of  complying  with  these
         regulations may cost as much as $100,000 during the course of exploration that will be necessary to determine whether the Nak claims contain economic mineralization.

         In addition, the legal and regulatory environment that pertains to the exploration of ore is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business and prevent us from exploring for minerals."


If we do not obtain additional financing...page 7
-------------------------------------------------

6.       In the first  paragraph,  disclose  your total  losses to date.
         Please also briefly describe each stage of exploration so that investors are aware of what is involved with each stage of development. We note from page 9 that you will require additional funding to place any reserve discovered into commercial production. Please expand to discuss financing related to commercial production of any mineral deposits discovered.

         We have disclosed our total losses to date in the noted risk factor and have expanded our disclosure to include a description of additional exploration that will be necessary to delineate a mineral deposit and to commence mining operations. We have also disclosed that our intended sources of financing will be the sale of equity, director loans and potentially selling a partial interest in the Nak claims to a third party.

Because we have not commenced business operations...page 7
----------------------------------------------------------

7. Expand the last sentence of the first paragraph to provide brief examples of the types of "unanticipated problems relating to exploration of mineral properties,: and "additional costs and expenses" that you may incur.

         We have provided examples of unanticipated problems and additional expenses that may impact our exploration programs.

Because management has no technical experience...page9
------------------------------------------------------
8. Please disclose here also that you have not yet retained the services of a geologist to consult management as disclose on page 25.

         We have disclosed that we have not yet retained the services of a geologist to consult management.

Because of the inherent dangers involved in mineral exploration...page 9
------------------------------------------------------------------------

9. Please identify the hazards for which you have chosen, or will choose, not to insure yourself against.

         We have disclosed that the hazards for which we have chosen not to insure are pollution, cave-ins environmental liability.

If a market for our common stock does not develop...page 10
-----------------------------------------------------------

10. Where you discuss your intention to obtain a "listing" on the OTC Bulletin Board, please clarify that the Bulletin Board is a quotation service, not an exchange where securities are listed, and that a market maker will have to submit an application on behalf of the company in order for its securities to be quoted.

         We have clarified that the Bulletin Board is a quotation service rather than a stock exchange and that a market maker will have to submit an application on our behalf in order for our securities to be quoted.

A purchaser is purchasing penny stock...page 10
-----------------------------------------------
11. Please avoid the use of cross references in the risk factor section and instead briefly describe penny stock and the associated restrictions placed on broker dealers engaging in the sale of penny stock.

         We have removed the noted cross reference and have provided a brief discussion of the associated restrictions placed on broker dealers engaging in the sale of penny stock.

Selling Shareholders, page 11
-----------------------------

12. Please tell us why you have not included shares held by Mr. Russell Field as shares beneficially owned by Jill Field, Mr. Russell's wife, prior to the offering.

         We have removed Ms. Field as a selling shareholder.

Director, Executive Officer, Promoters and Control Persons, page 16
-------------------------------------------------------------------

13. Please tell us Daniel Kramer's affiliation with the company. We note he is listed as a director in your Articles of Incorporation. We note also the reference to Russell Field as your sole director in the "Organization Within Last Five Years" section on page 20.

         Daniel Kramer was the incorporator of the company. As is customary with an incorporator, he acted an initial director of the company and resigned immediately following formation and appointed Mr. Field as our sole director.

Security Ownership of Certain Beneficial Owners and Management, page 17
-----------------------------------------------------------------------

14. Please revise to include Russell Field's shares beneficially owned by Jill Field, and Jill Field's shares beneficially owned by Russell Field as defined by Rule 13d-3 under the Securities Exchange Act of 1934. If either of them choose to disclaim beneficial ownership of certain shares, this should be done in the footnotes to the table.

         We have included Russell Field's shares beneficially owned by Jill Field, and Jill Field's shares beneficially owned by Russell Field.

Description of Business, page 20
--------------------------------

15. Please clarify in the first paragraph our understanding that an "exploration stage company" is a company that is engaged in the search for mineral deposits.

         We have clarified that an exploration stage company is engaged in the search for mineral deposits.

Property Agreement, page 21
---------------------------

16. We note disclosure in footnote 1 to the financials indicating that you may be required to confirm your interest in the underlying property. Further, we note your disclosure on page 26 that you "have the sole and exclusive right and option to acquire a 100% undivided right, title and interest in and to the BSM-2 mineral claim." The disclosure appears inconsistent with your claim here that you obtained a 100% undivided right, title and interest in and to the BSM-2 claim. Please advise.

         We have revised our disclosure to indicate that we own a 100% interest in the Nak claims and removed the option language from the "Description of Property" section.

17. Please expand your discussion relating to ownership of the property to disclose:

          o    The nature of your ownership or interest in the property.
          o Any royalties, or other underlying agreements or interests in the property.
          o In a table, provide names, claim or grant number, date of recording and expiration date, so your claims can be distinguished from other claims in the area.
          o    Disclose the conditions you must meet to keep these claims.
          o    Disclose the area of your claims, either in hectares or acres.

         Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b)(2) of Industry Guide 7.

         We have disclosed the following:

         "On June 1, 2005, we entered into an agreement with Amanda Klaris whereby she sold a 100% undivided right, title and interest in and to the Nak claims to us for $7,500. Other than our property agreement, neither we nor our management have any relationship with Ms. Klaris.

         She holds these mineral claims in trust for us. It is a common procedure to have such claims held in trust given the expense that we would incur in registering as a recorded claim holder and as an extraprovincial company in the Northwest Territories. We can request that the claims be registered in our name at any time.

         If the trustee becomes bankrupt or transfers the claims to a third party, we may incur significant legal expenses in enforcing our interest in the claims in Northwest Territories courts.

         The registration of the claims in the name of a trustee does not impact a third party's ability to commence an action against us respecting the Nak mineral claims or to seize the claims after obtaining judgment.

         Specifics of the two mineral claims are as follows:

         Claim Name     Claim Number      Date of Recording      Date of Expiry
         ----------     ------------      -----------------     ---------------

         NAK 3            F68654            Feb 10, 2003         Feb 10, 2006
         NAK 5            F68656            Mar 29, 2003         Mar 29, 2006

         The Nak 3 claim comprises 413.2 acres, while the Nak 5 claim consists of 154.95 acres. The Nak 3 claim expires on February 10, 2006 and the Nak 5 claim expires on March 29, 2006. We must complete at least $100 in exploration work on each claim prior to the expiry date in order to extend the claim expiry date by one year. Title to the claims may be extended on this basis in perpetuity, unless the government changes the exploration work requirements, which is not anticipated. Otherwise, we will lose our ownership of the claims comprising the Nak mineral claims.

Geological Report, page 22
--------------------------

18. Please tell us the basis for Mr. MacDonald's conclusions regarding the need for additional exploration work and provide us with a copy of the report, marking the relevant portions for our review.

         The bases for Mr. Macdonald's conclusions regarding the need for additional exploration work are the favorable geological environment of the property and gold occurrences in the region. We enclose a copy of Mr. Macdonald's report.

Compliance with Government Regulation, page 23
----------------------------------------------

19. Please expand the first paragraph to briefly describe the governmental regulations, rules and directives required to begin exploration.

         We have added the following disclosure to this section:

         "We will not have to obtain any approvals or permits in order to complete the recommended phase one, two and three exploration programs on the Nak mineral claims. However, to engage in advanced exploration phases, such as drilling, we will require work permits, the posting of bonds, and the performance of remediation work for any significant physical disturbance to the land. Also, to operate a working mine in the jurisdiction, the Environmental Assessment Act may require an environmental review process. The cost of complying with these regulations may cost as much as $100,000 during the course of exploration that will be necessary to determine whether the Nak claims contain economic mineralization."

20. In the second paragraph please explain what you mean by "reclamation and environmental mediation for all exploration and development work undertaken."

         Reclamation and environmental mediation essentially means that we have to take steps to put the property surface back in the same state as we initially found it. These steps usually include earth movement to fill any holes we create during exploration and tree planting.

21. Please clarify whether any governmental, state, or local permits are required to begin the three phases of exploration (prior to production stage) and the status of any applications pending to date.

         As indicated in our response to comment 19 above, we have clarified that no permits are required to begin the three phases of exploration that have been recommended.

Description of Property, page 25
--------------------------------

22. For your property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

          o    The location and means of access to the property,
          o Any conditions that you must meet in order to obtain or retain title to the property.
          o A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
          o    A description of the present condition of the property.
          o    A description of any work completed on the property.
          o    A description of equipment and other infrastructure facilities.
          o    The current state of exploration of the property.
          o    The total cost of your property incurred to date.
          o    The source of power that can be utilized at the property.

         Refer to Industry Guide  7(b)(1)-(5)  for specific  guidance.  Industry
         Guide     7    can    be     reviewed     on    the     Internet     at
         http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

          o The location and means of access to the property are discussed in the subsection entitled "Location and Access"
          o Conditions that we must meet in order to obtain and retain title are discussed in the subsection entitled "Property Agreement"
          o A brief description of the rock formation and minerlization on the property are discussed in the subsection entitled "Mineralization and Geology"
          o A description of the present condition of the property and the source of power are discussed in the subsection entitled "Infrastructure and Condition of the Property"
          o A description of the work completed on the property is discussed in the subsection entitled "Exploration History"
          o A description of equipment and other infrastructure facilities is discussed in the subsection entitled "Infrastructure and Condition of the Property"

         We have also disclosed that there is no current exploration being conducted on the Nak mineral claims and that we have not conducted any exploration on the property to date. We incurred $7,500 in acquiring our interest to the property.

Plan of Operations, page 25
---------------------------

23. Please disclose your intention regarding the retention of a geologist and the estimated cost if not already included in the $20,000 estimate for the three phase exploration stage.

         We have disclosed the following:

         "Mr. Macdonald, the author of the geological report on the Nak mineral claims, has indicated that he would be willing to conduct the proposed exploration programs on our behalf, subject to his availability. However, we do not have any agreement with him in this regard. His fees are included in the $20,000 exploration budget for the three phases."

24. Please disclose, if true, that Mr. Field is not contractually bound to loan funds to the company and that he is free to revoke his loan offer.

         We have disclosed that Mr. Field is not contractually bound to loan funds to us and that he is free to revoke his loan offer.

Certain Relationships and Related Transactions, page 26
-------------------------------------------------------

25. Please disclose the details of the sale of the company's stock to your CEO and his wife for the purchase of the company's stock.

         We have disclosed the details of the sale of our stock to Mr. Field and his wife in this section.

Financial Statements
--------------------

Note 3 - Mineral Property, page 37
----------------------------------

26. Please expand your disclosure to fully describe your interest in the BSM-2 Claim. Include in your disclosure discussion of when your claim expires, the costs and requirements for renewing the claim, and physical description of the property.

         We have expanded our disclosure to fully describe our interest in our mineral claims.

Part II
-------
Recent Sales of Unregistered Securities, page 42
------------------------------------------------

27.      Please disclose the date of the sale of shares to Russell Field.

         We have disclosed the date of the sale of shares to Russell Field.

Exhibits
--------

28. It appears that you have not filed the legal opinion of Craig J. Shaber as indicated in your Exhibit table. Please file the opinion as an exhibit to your registration statement.

         We have filed Mr. Shaber's legal opinion as an exhibit to our amended registration statement.


         Yours truly,

         /s/ Russell Field

         Globepan Resources, Inc.
         Russell Field, President